Filed by CTO Realty Growth, Inc. (the “Company”)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CTO Realty Growth, Inc.

Commission File No.: 001-11350

Date: October 28, 2020

This filing relates to the Company’s recently announced real estate investment trust (“REIT”) conversion. In connection with the Company’s issuance of a press release and investor presentation relating to the Company’s financial results for the quarter ended September 30, 2020, the Company made certain communications that included the following information about its REIT conversion.

Excerpts from Earnings Release:

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Select Highlights

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●	The Company will hold a special meeting of shareholders on Monday, November 9, 2020 at 2:00 PM ET for a vote in connection with the Company’s recently announced real estate investment trust (“REIT”) conversion for the shareholders of record on October 13, 2020. The Company plans to make a one-time special distribution to the Company’s shareholders to ensure it has distributed all of its previously undistributed earnings and profits attributable to the taxable periods ended on or prior to December 31, 2019 (the “Special Distribution”). The current aggregate amount of the Special Distribution is anticipated to be between $52 million and $56 million, of which the cash portion will in no event be less than 10% of the aggregate amount.

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CEO Comments

“….As we look towards a potential REIT conversion, these transaction activities and the associated increase to our guidance, combined with the 150% increase in our fourth quarter dividend and the prospects of a meaningful special dividend, continue to position the Company towards a best-in-class, diversified real estate investment company.”

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REIT Conversion

On September 3, 2020, the Company announced that its Board unanimously approved a plan for the Company to elect to be subject to tax as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2020.

As part of the September 3, 2020 announcement, the Company indicated its plans to make the Special Distribution. The Company’s preliminary estimate for the aggregate amount of the Special Distribution at the time of the September 3, 2020 announcement was between $46 and $54 million.

On October 1, 2020, the Company announced that it will hold a special meeting of shareholders (the “Special Meeting”) on Monday, November 9, 2020 at 2:00 PM ET for a vote in connection with the Company’s REIT conversion. The Special Meeting will be conducted in a virtual meeting format on the internet at www.meetingcenter.io/243211225. The record date for determining those shareholders entitled to vote at the Special Meeting has been set for the close of business on Tuesday, October 13, 2020.

At the Special Meeting, shareholders will be asked to vote on: (i) a proposal to approve the previously announced merger (the “Merger”) of the Company with and into CTO NEWCO REIT, Inc. (“NEWCO”), a wholly owned subsidiary of the Company, which the Company intends to implement in connection with the Company’s conversion to a REIT; and (ii) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Merger.

The Company expects that the Special Distribution will be declared in the fourth quarter of 2020 and paid in December 2020. The Company expects to pay the Special Distribution in a combination of cash and common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to the cash limitation described below.  The current aggregate amount of the Special Distribution is anticipated to be between $52 million and $56 million, of which the cash portion will in no event be less than 10% of the aggregate amount (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by the Company’s shareholders exceeds the cash limitation, then the available cash will be prorated among those shareholders that elected to receive cash. The details and tax consequences of the Special Distribution will be described in the election form and accompanying materials that have or will be mailed to shareholders in connection with the Special Distribution.

Excerpts from Earnings Presentation:

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Important Information for Shareholders

In connection with the REIT conversion, the Company intends to undertake a merger (the “Merger”) with CTO NEWCO REIT, Inc., a wholly owned subsidiary of the Company (“NEWCO”). In connection with the Merger, the Company has filed a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). NEWCO has also filed a registration statement on Form S-4 in connection with the Merger (the “Form S-4”), which includes the Proxy Statement and a prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the Merger. The Form S-4 was declared effective by the SEC on October 19, 2020. A notice of a special meeting of shareholders and a definitive proxy statement/prospectus was first mailed to the Company’s shareholders on or about October 20, 2020. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You can obtain copies of these documents free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the Merger is included in the Form S-4 and the Proxy Statement. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2020 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and the Proxy Statement.

Investors should read the Form S-4 and the Proxy Statement carefully before making any voting or investment decisions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Forward-Looking Statements

Certain statements contained herein (other than statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can typically be identified by words such as “believe,” “estimate,” “expect,” “intend,” “anticipate,” “will,” “could,” “may,” “should,” “plan,” “potential,” “predict,” “forecast,” “project,” and similar expressions, as well as variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding our expectation to elect REIT status, the timing and effect of that election, the form, timing and amount of the special distribution, our expectation regarding the declaration of regular quarterly distributions and the listing of our common stock on the New York Stock Exchange.

Although forward-looking statements are made based upon management’s present expectations and reasonable beliefs concerning future developments and their potential effect upon the Company, a number of factors could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. Such factors may include (1) uncertainties relating to the estimate of the special distribution; (2) the Company’s ability to remain qualified as a REIT, particularly given the need to apply highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, and make various factual determinations concerning matters and circumstances not entirely within the Company’s control; (3) the risk that the REIT requirements could limit the Company’s financial flexibility; (4) the Company’s limited experience operating as a REIT; (5) the potential for satisfying the REIT requirements to divert management’s attention from traditional business concerns; (6) the Company’s ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends; (7) the ability of the Company’s Board of Directors to revoke the Company’s REIT status without shareholder approval; (8) the possibility that the anticipated benefits of the Company’s REIT status will not be realized, or will not be realized within the expected time period; (9) the Company’s exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements; (10) general adverse economic and real estate conditions; (11) the ultimate geographic spread, severity and duration of pandemics such as the recent outbreak of novel coronavirus (“COVID-19”), actions that may be taken by governmental authorities to contain or address the impact of such pandemics, and the potential negative impacts of such pandemics on the global economy and the Company’s financial condition and results of operations; (12) the inability of major tenants to continue paying their rent or obligations due to bankruptcy, insolvency or a general downturn in their business; (13) the completion of 1031 exchange transactions; (14) the availability of investment properties that meet the Company’s investment goals and criteria; and (15) the uncertainties associated with obtaining required governmental permits and satisfying other closing conditions for planned acquisitions and sales. For additional information regarding factors that may cause the Company’s actual results to differ materially from those set forth in the Company’s forward-looking statements, we refer you to the information contained under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and in the Company’s Definitive Proxy Statement on Schedule 14A dated October 19, 2020, each as filed with the SEC.

There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update the information contained herein to reflect subsequently occurring events or circumstances.